SENTINEL LOGO [GRAPHIC OMITTED][GRAPHIC OMITTED]
Integrity Since 1934


One National Life Drive
Montpelier, VT 05604

                                               May 10, 2006

VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Form N-1A Registration Statement
         Sentinel Group Funds, Inc.; File Nos. 2-10685 and 811-00214

Dear Mr. DiStefano:

         We respond to oral comments of the Staff given on May 9, 2006 regarding the Registration Statement on Form N-1A ("Registration Statement") of Sentinel Group Funds, Inc. ("Registrant"), which was filed on March 23, 2006 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended ("1940 Act").

COMMENT: Disclose in the prospectus any additional principal investment risks of the use of dollar rolls.

RESPONSE: The Registrant has added the additional disclosure noted below.


         DOLLAR ROLLS RISK. The use of dollar rolls tends to increase the portfolio turnover of these Funds. DOLLAR ROLLS INVOLVE THE RISK THAT THE MARKET VALUE OF THE SECURITIES A FUND IS OBLIGATED TO REPURCHASE UNDER THE AGREEMENT MAY APPRECIATE ABOVE THE CONTRACTED REPURCHASE PRICE. IN THE EVENT THE BUYER OF SECURITIES UNDER A DOLLAR ROLL FILES FOR BANKRUPTCY OR BECOMES INSOLVENT, A FUND'S USE OF THE PROCEEDS OF THE AGREEMENT MAY BE RESTRICTED PENDING A DETERMINATION BY THE OTHER PARTY, OR ITS TRUSTEE OR RECEIVER, WHETHER TO RELEASE THE COUNTERPARTY FROM IT CONTRACTUAL OBLIGATION.

         Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any communications relating to this filing to me at (802) 229-7410.

                                                              Very truly yours,

                                                              /s/ KERRY A. JUNG
                                                              ------------------
                                                              Kerry A. Jung
                                                              Secretary